                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1996
                          ------------------------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _____________________ to ________________________


Commission file number       0-12640
                       -----------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SEABEE CORPORATION PENSION
                           AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           ARBOR SHORELINE OFFICE PARK
                               19345 U.S. 19 NORTH
                              CLEARWATER, FL 34624

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:


                                                                                            Page
                                                                                            ----
Report of Independent Public Accountants                                                      A

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1996                                                                           1

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1995                                                                           2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                                                        3

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                                                        4

Notes to Financial Statements                                                                 5-9

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1996                                                 10

Schedule II - Item 27d - Schedule of Reportable Transactions 11 for the Year
  Ended December 31, 1996                                                                     11

Consent of Independent Public Accountants                                                    12-13

Restated 1995 and 1994 Financial Statements                                                  A1-A12

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Seabee Corporation Pension and
                                        Retirement Savings Plan

Date: June 27, 1997

                                        By: The Plan Administrative Committee
                                            ---------------------------------




                                        By:    /s/ Lawrence J. Cawley
                                           ----------------------------------
                                        Lawrence J. Cawley
                                        Chairman and Chief Financial Officer
                                        Plan Administrative Committee

                               SEABEE CORPORATION

                       PENSION AND RETIREMENT SAVINGS PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants


To the Administrative Committee of the
Seabee Corporation Pension and Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of SEABEE CORPORATION PENSION AND RETIREMENT SAVINGS PLAN as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. The statement of net assets available for plan benefits as of December 31, 1995 and the related statement of changes in net assets available for plan benefits for the year then ended were audited by other auditors whose report dated September 20, 1996, except for Note 8, as to which the date is June 19, 1997, expressed an unqualified opinion on those statements. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
  June 11, 1997

                               SEABEE CORPORATION

                       PENSION AND RETIREMENT SAVINGS PLAN



            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                          Page
                                                                          ----

Statement of Net Assets Available for Plan Benefits
  as of December 31, 1996                                                   1

Statement of Net Assets Available for Plan Benefits
  as of December 31, 1995                                                   2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                                      3

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                                      4

Notes to Financial Statements                                              5-9

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1996                                         10

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1996                                     11




                                      -(i)-

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1996



                                                                                                 Warburg
                                        CIGNA                              Fidelity   Twentieth  Pincus
                            CIGNA      Actively    INVESCO     Fidelity     Advisor    Century   Advisor      CIGNA
                         Guaranteed    Managed      Total     Growth and    Equity     Heritage  Emerging International
                         Short-Term  Fixed Income   Return      Income      Growth    Investors   Growth     Equity
                            Fund         Fund        Fund        Fund        Fund       Fund       Fund       Fund
                         ----------  ------------  --------   ----------   --------   ---------  -------- -------------
ASSETS:
 Cash                    $   14,152   $   30,906   $ 18,691   $   17,848   $ 16,046   $ 10,209   $ 15,216   $ 10,287
                         ----------   ----------   --------   ----------   --------   --------   --------   --------

 Investments:
  Mutual funds            1,904,704    1,303,956    485,777      229,567    254,661    154,806    178,503    159,671
  Kaydon Corporation
   common stock                  --           --         --           --         --         --         --         --
                         ----------   ----------   --------   ----------   --------   --------   --------   --------

     Total Investments    1,904,704    1,303,956    485,777      229,567    254,661    154,806    178,503    159,671
                         ----------   ----------   --------   ----------   --------   --------   --------   --------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS       $1,918,856   $1,334,862   $504,468   $  247,415   $270,707   $165,015   $193,719   $169,958
                         ==========   ==========   ========   ==========   ========   ========   ========   ========


                          Fidelity
                          Advisor
                           Growth      Fidelity
                        Opportunities  Magellan      Stock
                            Fund         Fund        Fund        Total
                        ------------- ----------   --------   ----------
ASSETS:
 Cash                    $   10,403   $   17,816   $  1,851   $  163,425
                         ----------   ----------   --------   ----------

 Investments:
  Mutual funds               85,674      120,014         --    4,877,333
  Kaydon Corporation
   common stock                  --           --      1,596        1,596
                         ----------   ----------   --------   ----------

     Total Investments       85,674      120,014      1,596    4,878,929
                         ----------   ----------   --------   ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS       $   96,077   $  137,830      3,447   $5,042,354
                         ==========   ==========   ========   ==========




         The accompanying notes are an integral part of this statement.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1995


                                                           Seabee Corporation
                                                             Employee Stock
                                                             Ownership Plan
                                                           ------------------
ASSETS:
  Cash                                                         $  187,852
                                                               ----------

  Investments:
    Mutual funds                                                3,879,684
                                                               ----------
            Total assets                                        4,067,536
                                                               ----------

LIABILITIES:
  Accrued expenses                                                  5,351
                                                               ----------
            Total liabilities                                       5,351
                                                               ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $4,062,185
                                                               ==========




         The accompanying notes are an integral part of this statement.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                                                         Warburg
                                                      CIGNA                                                Twentieth      Pincus
                                       CIGNA         Actively                   Fidelity      Fidelity      Century       Advisor
                                     Guaranteed      Managed        INVESCO    Growth and      Advisor      Heritage     Emerging
                                     Short-Term    Fixed Income  Total Return    Income     Equity Growth   Investors     Growth
                                        Fund           Fund          Fund         Fund          Fund          Fund         Fund
                                     -----------   ------------  ------------  ----------   -------------  -----------   ---------
Contributions:
 Employer                            $    40,910    $    47,341    $  66,350    $  61,841    $    52,017   $    30,714   $  56,743
 Participants                             37,327         72,061       51,029       47,299         42,660        27,472      42,046
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------
                                          78,237        119,402      117,379      109,140         94,677        58,186      98,789
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------
Investment earnings:
 Interest and dividends                       --             --           --           --             --            --          --
 Net appreciation in current value
  of investments                          16,903         42,529       18,471       12,236          4,003         5,017         358
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------
                                          16,903         42,529       18,471       12,236          4,003         5,017         358
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------
                                          95,140        161,931      135,850      121,376         98,680        63,203      99,147

Benefit payments                            (315)      (536,627)      (1,052)      (1,115)        (1,453)       (1,378)     (1,445)
Administrative expenses                      (35)          (467)         (35)          --             --            --         (46)
Fund transfers                         1,824,066      1,710,025      369,705      127,154        173,480       103,190      96,063
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------

   Change in net assets
    available for plan
    benefits                           1,918,856      1,334,862      504,468      247,415        270,707       165,015     193,719

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 beginning of year                            --             --           --           --             --            --          --
                                     -----------    -----------    ---------    ---------    -----------   -----------   ---------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 end of year                         $ 1,918,856    $ 1,334,862    $ 504,468    $ 247,415    $   270,707   $   165,015   $ 193,719
                                     ===========    ===========    =========    =========    ===========   ===========   =========


                                                    Fidelity
                                        CIGNA        Advisor                                   Seabee
                                    International     Growth       Fidelity                 Corporation
                                        Equity     Opportunities   Magellan       Stock    Employee Stock
                                         Fund          Fund          Fund         Fund     Ownership Plan     Total
                                    -------------  -------------   ---------    ---------  --------------  -----------
Contributions:
 Employer                            $    42,354    $    34,893    $  61,592    $      --    $        --   $   494,755
 Participants                             29,851         28,025       48,479        3,447             --       429,696
                                     -----------    -----------    ---------    ---------    -----------   -----------
                                          72,205         62,918      110,071        3,447             --       924,451
                                     -----------    -----------    ---------    ---------    -----------   -----------
Investment earnings:
 Interest and dividends                       --             --           --           --         84,268        84,268
 Net appreciation in current value
  of investments                           2,223          6,101        6,315           --        421,097       535,253
                                     -----------    -----------    ---------    ---------    -----------   -----------
                                           2,223          6,101        6,315           --        505,365       619,521
                                     -----------    -----------    ---------    ---------    -----------   -----------
                                          74,428         69,019      116,386        3,447        505,365     1,543,972

Benefit payments                          (1,034)          (537)        (471)          --        (17,641)     (563,068)
Administrative expenses                     (127)           (25)          --           --             --          (735)
Fund transfers                            96,691         27,620       21,915           --     (4,549,909)           --
                                     -----------    -----------    ---------    ---------    -----------   -----------

   Change in net assets
    available for plan
    benefits                             169,958         96,077      137,830        3,447     (4,062,185)      980,169


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 beginning of year                            --             --           --           --      4,062,185     4,062,185
                                     -----------    -----------    ---------    ---------    -----------   -----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS,
 end of year                         $   169,958    $    96,077    $ 137,830    $   3,447    $        --   $ 5,042,354
                                     ===========    ===========    =========    =========    ===========   ===========






         The accompanying notes are an integral part of this statement.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                 Seabee Corporation
                                                                   Employee Stock
                                                                   Ownership Plan
                                                                 ------------------
Contributions:
  Employer                                                          $   200,000
                                                                    -----------
                                                                        200,000
                                                                    -----------

Investment earnings:
  Interest and dividends                                                297,482
  Net appreciation in current value of investments                    1,174,719
                                                                    -----------
                                                                      1,472,201
                                                                    -----------
                                                                      1,672,201

  Benefit payments                                                      (76,068)
  Administrative expense                                                (15,737)
  Interest expense                                                      (10,612)
                                                                    -----------

           Change in net assets available for
             plan benefits                                            1,569,784

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                   2,492,401
                                                                    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                       $ 4,062,185
                                                                    ===========




         The accompanying notes are an integral part of this statement.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

         The accompanying financial statements of the Seabee Corporation Pension and Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

         Effective January 1, 1996, the Company changed trustees from First of
            America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

         In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Investments, Warburg Pincus Funds, INVESCO Funds Group, Inc. and Twentieth Century Investors, Inc. Plan assets are invested in a CIGNA separate account (measured in units), which holds investments in funds offered by these alliance companies.

         The investment funds offered by CIGNA through the separate account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation in the Statement of Changes in Net Assets Available for Plan Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

         Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

         As a result of the acquisition of Seabee Corporation by Kaydon in September, 1995, the Seabee Corporation Employee Stock Ownership Plan ceased to operate as an employee stock ownership plan, and effective January 1, 1996, was amended and restated to become the Seabee Corporation Pension and Retirement Savings Plan, a 401(k) profit-sharing plan. The amended plan provides for participant-directed investment of their accounts. Accordingly, the Statement of Net Assets Available for Plan Benefits as of December 31, 1996, and the related Statement of Changes in Net Assets Available for the year then ended reflect the separate presentation of funds available to plan participants.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)  DESCRIPTION OF THE PLAN, continued

         Seabee Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation, sponsors the Plan, a defined contribution plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

         Plan amendment - Effective February 16, 1996, the plan was amended to include the adoption of the plan by Victor Fluid Power, Inc. which was acquired by Kaydon Corporation on February 1, 1996.

         Eligibility requirements - All employees of the Company who are 18 years of age and have completed at least 1,000 hours of service during a one year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such one year period.

         Contributions - Beginning in 1996, participants may elect to make, through payroll deductions, tax-deferred contributions which may not exceed 15% of compensation. The maximum contributions for the year, which includes pre-tax, Company matching and discretionary profit sharing contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant not to exceed $800. In addition, the Company may, with the approval of the Board of Directors, make discretionary contributions to the Plan. Discretionary employer contributions were approximately $160,000 and $200,000 during 1996 and 1995, respectively.

         Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

         Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)  DESCRIPTION OF THE PLAN, continued

         Investment of participant accounts - Plan participants may direct the investment of their account balances in the following 11 investment options:

            The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

            The CIGNA Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

            The INVESCO Total Return Fund invests in a combination of equity and fixed income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

            The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

            The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

            The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets.

            The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

            The CIGNA International Equity Fund invests primarily in non-U.S.
               stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(2)  DESCRIPTION OF THE PLAN, continued

            The Fidelity Advisor Growth Opportunities Fund invests primarily in common stocks and securities convertible into common stock. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

            The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

            The Stock Fund invests solely in Kaydon Corporation Common Stock.

         Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500.

         Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1996. The remaining expenses were paid for out of the Plan assets by CG Trust Company

         Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

         Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

         A trust fund is maintained by the trustee for all purposes of the Plan;
            and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(4)  RELATED PARTY TRANSACTIONS

         Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)  TAX STATUS

         During 1995, the Company restated the Plan to meet the requirements of the Tax Reform Act of 1986. The Internal Revenue Service issued a determination dated April 7, 1997, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

         The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                      1996            1995
                                                                   ----------      ----------
                  Guaranteed Short-Term Fund                       $1,904,704      $       --
                  Actively Managed Fixed Income Fund                1,303,956              --
                  INVESCO Total Return Fund                           485,777              --
                  Fidelity Advisor Equity Growth Fund                 254,661              --
                  Parkstone Bond Fund                                      --       1,853,659
                  Parkstone Equity Fund                                    --       1,281,241
                  Parkstone Small Capital Fund                             --         333,448
                  Parkstone International Discovery Fund                   --         411,336

                                                                      SCHEDULE I

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996


                                         Description of                                    Current
  Identity of Issuer                       Investment                       Cost            Value
----------------------              ------------------------             ----------       ----------
Mutual Funds:

  *Connecticut General Life
     Insurance Company              CIGNA Guaranteed Short-
                                      Term Fund, 45,731 units            $1,904,704       $1,904,704

  *Connecticut General Life         CIGNA Actively Managed
     Insurance Company                Fixed Income Fund,
                                      11,733 units                        1,253,668        1,303,956

  *Connecticut General Life         INVESCO Total Return Fund,
     Insurance Company                18,133 units                          447,210          485,777

  *Connecticut General Life         Fidelity Growth and Income
     Insurance Company                Fund, 6,432 units                     199,560          229,567

  *Connecticut General Life         Fidelity Advisor Equity
     Insurance Company                Growth Fund, 5,425 units              226,129          254,661

  *Connecticut General Life         Twentieth Century Heritage
     Insurance Company                Investors Fund, 10,917
                                      units                                 138,500          154,806

  *Connecticut General Life         Warburg Pincus Advisor
     Insurance Company                Emerging Growth Fund,
                                      4,861 units                           160,918          178,503

  *Connecticut General Life         CIGNA International Equity
     Insurance Company                Fund, 2,443 units                     145,694          159,671

  *Connecticut General Life         Fidelity Advisor Growth
     Insurance Company                Opportunities Fund,
                                      1,835 units                            68,865           85,674

  *Connecticut General Life         Fidelity Magellan Fund,
     Insurance Company                1,205 units                            94,699          120,014
                                                                         ----------       ----------
Common Stock:                                                             4,639,947        4,877,333

  *Kaydon Corporation               Stock Fund, 34 shares                     1,353            1,596
                                                                         ----------       ----------
                                                                         $4,641,300       $4,878,929
                                                                         ==========       ==========


*Represents a party-in-interest

                                                                     SCHEDULE II

                           SEABEE CORPORATION PENSION

                           AND RETIREMENT SAVINGS PLAN

                                 EIN: 59-3339512

                                PLAN NUMBER: 009

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                    Purchases                            Sales or Maturities
                                            --------------------------   ---------------------------------------------------------
                                              Number of       Purchase     Number of                     Cost of          Net Gain
                                            Transactions        Price    Transactions    Proceeds         Asset            (Loss)
                                            ------------        -----    ------------    --------         -----            ------
*Connecticut General Life Insurance
   Company:

   CIGNA Guaranteed Short-Term Fund              71           $1,898,473        6      $   10,672      $   10,672         $     --
   CIGNA Actively Managed Fixed
     Income Fund                                 67            1,884,290       11         622,863         615,423            7,440
   INVESCO Total Return Fund                     70              476,471        6           9,165           8,948              217
   Fidelity Growth and Income Fund               72              229,014        7          11,683          11,280              403
   Fidelity Advisor Equity Growth
     Fund                                        70              261,751        9          11,093          10,860              233
   Warburg Pincus Advisor Emerging
     Growth Fund                                 72              192,026       13          13,881          14,144             (263)

*First of America Investment
   Corporation:

   Parkstone Bond Fund                           --                   --        1       1,857,239       1,879,871          (22,632)
   Parkstone Equity Fund                         --                   --        1       1,621,681       1,314,566          307,115
   Parkstone Small Capital Fund                  --                   --        1         439,067         374,644           64,423
   Parkstone International
     Discovery Fund                              --                   --        1         460,851         405,539           55,312


*Represents a party-in-interest

NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Kaydon Corporation:


         As independent public accountants, we hereby consent to the incorporation of our report, dated June 11, 1997, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement Number 333-15903.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Grand Rapids, Michigan
June 27, 1997

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





To Kaydon Corporation:




              As independent public accountants, we hereby consent to the incorporation of our report, dated September 20, 1996, except for Note 8, as to which the date is June 19, 1997, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement Number 333- 15903.




/s/ Carney, Alexander, Marold & Co.
-----------------------------------

CARNEY, ALEXANDER, MAROLD & CO.
Waterloo, Iowa
June 27, 1997

                         SEABEE CORPORATION EMPLOYEE
                            STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                            FINANCIAL STATEMENTS
                         DECEMBER 31, 1995 AND 1994

                       CARNEY, ALEXANDER, MAROLD & CO.
                        Certified Public Accountants
                       300 KWWL BUILDING P.O. BOX 1290
                            WATERLOO, IOWA 50704
                             TEL. (319)233-3318



                        Independent Auditors' Report


Trustees
Seabee Corporation Employee
 Stock Ownership Plan
Hampton, Iowa  50441


         We have audited the accompanying statements of net assets available for plan benefits of the Seabee Corporation Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 8, the financial statements have been reissued to correct an error in the manner of presentation of benefit payments. Accordingly, the 1995 and 1994 financial statements have been restated and an adjustment has been made to net assets available for plan benefits at January 1, 1994.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Seabee Corporation Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.




                                      A1

                         SEABEE CORPORATION EMPLOYEE
                            STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA


         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G- Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ Carney, Alexander, Marold & Co.
                                             -----------------------------------

September 20, 1996, except for Note 8,
 as to which the date is June 19, 1997



                                      A2

                         SEABEE CORPORATION EMPLOYEE
                            STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

            Statements of Net Assets Available for Plan Benefits
                      As of December 31, 1995 and 1994



                                                          1995                 1994

ASSETS

 Cash and cash equivalents                            $  186,212           $  150,269
 Accrued interest receivable                               1,640                  -0-
 Investment at fair value in sponsor company
  common stock (Notes 2 and 3)                               -0-            2,615,822
 Investment at fair value in mutual funds
  (Notes 2 and 3)                                      3,879,684                  -0-
                                                      ----------           ----------

       Total Assets                                   $4,067,536           $2,766,091
                                                      ----------           ----------

LIABILITIES

 Withholding tax payable                              $    5,351           $   23,690
 Plan indebtedness (Note 4)                                  -0-              250,000
                                                      ----------           ----------

       Total Liabilities                              $    5,351           $  273,690
                                                      ----------           ----------

       Net Assets Available for Plan Benefits         $4,062,185           $2,492,401
                                                      ==========           ==========


The accompanying notes are an integral part of this statement.





                                      A3

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

       Statements of Changes in Net Assets Available for Plan Benefits
                For the Year Ended December 31, 1995 and 1994




                                                                        1995                 1994
ADDITIONS TO NET ASSETS

Investment Income:
 Net unrealized appreciation (depreciation)
  in fair value of investments (Note 3)                           $  (16,916)          $  234,802
 Realized appreciation sponsor company
  stock (Note 3 & 6)                                               1,191,635                  -0-
 Dividends                                                           286,566              178,952
 Interest                                                             10,916                1,021
                                                                  ----------           ----------
                                                                  $1,472,201           $  414,775
                                                                  ----------           ----------
Contributions:
 Employer                                                         $  200,000           $  200,000
                                                                  ----------           ----------

      Total Additions to Net Assets                               $1,672,201           $  614,775
                                                                  ----------           ----------

DEDUCTIONS FROM NET ASSETS:

 Benefits to participants                                         $   76,068           $  348,351
 Administrative expense                                               15,737               14,120
 Interest expense                                                     10,612                7,707
                                                                  ----------           ----------

       Total Deductions from Net Assets                           $  102,417           $  370,178
                                                                  ----------           ----------

Net Increase                                                      $1,569,784           $  244,597

Net Assets Available for Plan Benefits:
  Beginning of year                                                2,492,401            2,247,804
                                                                  ----------           ----------

  End of year                                                     $4,062,185           $2,492,401
                                                                  ==========           ==========


The accompanying notes are an integral part of this statement.



                                      A4

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA


                        Notes to Financial Statements





Note 1:       Description of Plan

              The following description of the Seabee Corporation Employee Stock Ownership Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the plan's provisions.

              1. General. The purpose of this plan is to enable participating employees of the Company and of any participating affiliates to share in the growth and prosperity of the Company and to provide participants with an opportunity to accumulate capital for their future economic security. The plan is designed to do this without any deductions from participants' paychecks or without calling upon them to invest their personal savings. A primary purpose of the plan is to enable participants to acquire a proprietary interest in the Company. Consequently, employer contributions made to the trust will be primarily invested in Company stock.

                    This plan, qualifies as an Employee Stock Ownership Plan, as defined in Section 4975 (e)(7) of the Internal Revenue Code, and is designed to qualify under Section 401 (a) of the Internal Revenue Code. All assets acquired under this plan as a result of employer contributions, income and other additions to the trust will be administered, distributed, forfeited and otherwise governed by the provisions of this plan which is administered by the committee for the exclusive benefit of participants in the plan and their beneficiaries.

              2. Contributions. Each year the Company contributes to the plan an amount approved by the Board of Directors. Participants do not contribute to the plan.

              3. Participant Accounts. Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              4. Vesting. Vesting is based on years of qualifying service. In 1989 and thereafter a participant is 100 percent vested after seven years of credited service, retirement at age 65, or qualifying disability.



                                      A5

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA


                        Notes to Financial Statements




Note 1:    Description of Plan (continued)

           4.  Vesting (continued)

               Presented below is the vesting schedule used in 1989 and thereafter by the plan. To qualify as a year of service, the employee must work at least 1,000 hours in that year.


               Years of Service                             Percentage of Accounts Vested
               ----------------                             -----------------------------

               Less than one year                                         0%
               One year                                                   0%
               Two years                                                  0%
               Three years                                               20%
               Four years                                                40%
               Five years                                                60%
               Six years                                                 80%
               Seven years or more                                      100%

               Below is a schedule showing the breakdown of the plan at December 31, 1995 and at December 31, 1994.

                                                                                 1995
                                                            ----------------------------------------------

               Years of             Number of               Value of              Percent           Vested
               service              employees               accounts               vested           amount
               -------              ---------               --------               ------           ------
                       1                   96             $  123,063                   0%       $      -0-
                       2                   26                 75,152                   0               -0-
                       3                    3                  9,712                  20             1,942
                       4                   10                 47,033                  40            18,813
                       5                    1                  3,819                  60             2,291
                       6                    7                 50,555                  80            40,444
               7 or more                  130              3,306,740                 100         3,306,740
           Terminated
            participants                   12                391,625                               385,147

           Reserve and
            suspense accounts                                 54,250                                   -0-

           Adjustment cash
            account                                              236                                   -0-
                                         ----             ----------                            ----------
                                          285             $4,062,185                            $3,755,377
                                         ====             ==========                            ==========




                                      A6

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 1:       Description of Plan (continued)

              4.  Vesting (continued)


                                                                                     1994
                                                              ----------------------------------------------

                  Years of            Number of               Value of              Percent           Vested
                   service            employees               accounts               vested           amount
                   -------            ---------               --------               ------           ------
                         1                   30             $   21,745                   0%       $      -0-
                         2                    4                  4,821                   0               -0-
                         3                   11                 21,746                  20             4,349
                         4                    2                  3,116                  40             1,246
                         5                    9                 28,597                  60            17,158
                         6                   23                 95,360                  80            76,288
                 7 or more                  111              2,150,508                 100         2,150,508
              Terminated
               participants                  11                102,195                               100,392

              Reserve and
               suspense accounts                                64,313                                   -0-
                                            ---             ----------                            ----------
                                            201             $2,492,401                            $2,349,941
                                            ===             ==========                            ==========


              5. Payment of Benefits. In the event of death or retirement, a participant may receive either a lump-sum amount equal to the value of his or her account, or installments based on the participants life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. In the event a participant ceases to participate for reasons other than death or retirement and has a plan benefit of less than $2,500, distribution shall be in a lump-sum as soon as possible after the close of the plan year in which the participant incurs a one-year break in service. For participants with a plan benefit of $2,500 or more, distribution shall be in a lump-sum as soon as possible after the close of the plan year in which the participant incurs a five-year break in service.


Note 2:       Summary of Accounting Policies

              Basis of Accounting

                 The financial statements of the Plan are prepared using the accrual method of accounting.


                                      A7

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 2:       Summary of Accounting Policies (continued)

              Estimates

                 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              Investment Valuation and Income Recognition

                 The amounts shown in Note 3 for securities represent estimated fair value. The investments on December 31, 1995 in mutual funds are valued at quoted market price which represents the net asset value of shares/units held by the plan at year-end. The common shares of the Company on December 31, 1994 are valued at fair value as determinant by independent appraisers.

                 Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


Note 3:       Investments

              The plan's investments are held by the trust fund's trustees. The following table presents the fair values of the investments at December 31, 1995 and 1994. After the sale of company stock (Note
              6), the investments are being held by a bank administered trust fund.



                                      A8

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 3:       Investments (continued)


                          Fair Value of Investments


                                                                          December 31, 1995               December 31, 1994
                                                                  -------------------------             -------------------
                                                                 Number of                       Number of
                                                              Units/Shares       Fair Value         Shares       Fair Value
                                                              ------------       ----------         ------       ----------

              Investments at Estimated
               Fair Value
                  Common Stock
                    Seabee Corporation                                 ---              ---        237,802       $2,615,822

              Investments at Fair Value
               as Determined by Quoted
               Market Price:
                  Mutual Funds
                    Parkstone Bond Fund                        185,737.398       $1,853,659
                    Parkstone Equity Fund                       70,630.703        1,281,241
                    Parkstone Small Capital
                     Fund                                       12,382.044          333,448
                    Parkstone International
                     Discovery Fund                             32,363.146          411,336
                                                                                 ----------

                      Total Investments
                       at Fair Value                                             $3,879,684                      $2,615,822
                                                                                 ==========                      ==========




                                      A9

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 3:       Investments (continued)

              During 1995 and 1994, the plan's investments had net appreciation in value of $1,174,719 and $234,802 respectively, as follows:


                Net Appreciation (Depreciation) in Fair Value

                                                                          December 31, 1995             December 31, 1994
                                                                        -------------------           -------------------


              Investments at Estimated
               Fair Value
                  Common Stock
                    Seabee Corporation                                           $1,191,635                    $  234,802
                                                                                 ----------                    ----------
              Investments at Fair Value
               as Determined by Quoted
               Market Price:
                  Mutual Funds
                    Parkstone Bond Fund                                          $   51,808
                    Parkstone Equity Fund                                           (33,325)
                    Parkstone Small Capital
                     Fund                                                           (41,196)
                    Parkstone International
                     Discovery Fund                                                   5,797
                                                                                 $  (16,916)                   $      -0-
                                                                                 -----------                   ----------

                                                                                 $1,174,719                    $  234,802
                                                                                 ==========                    ==========


Note 4:       Plan Indebtness

              On July 25, 1994 the plan entered into a $300,000 term loan with a bank. The plan borrowed $250,000 against this note with $100,000 used to pay off the note due September 30, 1994 and $150,000 used to pay retirement benefits. Repayment occurs with annual commitment stepdowns of $100,000 beginning September 30, 1995. The loan was guaranteed by Seabee Corporation with repayment to be made over a three year period. The loan interest rate was 1/4% over the banks base rate. At December 31, 1994, the interest rate was at 8-3/4%. The loan was paid in full prior to maturity on July 14, 1995.

              Interest expense incurred by the plan was $10,612 for 1995 and $7,707 for 1994.



                                     A10

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 5:       Plan Termination

              Although the Company has established the plan with the bona fide intention and expectation that it will be able to make contributions indefinitely, nevertheless, the Company shall not be under any obligation or liability to continue its contributions or to maintain the plan for any given length of time. The Company may in its sole discretion discontinue such contributions or terminate the plan in whole or in part in accordance with its provisions at any time without any liability for such discontinuance or termination. If the plan is not replaced by a comparable plan qualified under Section 401(a) of the Internal Revenue Code, the accounts of all participants affected by the termination, partial termination or discontinuance of contributions will become nonforfeitable. After termination of the plan, the Trustees and the Trust will continue until the plan benefit of each participant has been distributed. Plan benefits may be distributed promptly after they are computed or distribution may be deferred as provided in the plan, as the Trustees may direct.


Note 6:       Sale of Seabee Corporation Stock

              On September 15, 1995, Seabee Corporation's outstanding stock was acquired at $16.00 per share by Kaydon Corporation. Included in this transaction were all shares owned by the Seabee Corporation Employee Stock Ownership Plan. The sale of company stock resulted in realized appreciation of $1,191,635 over the estimated fair value of the company stock at December 31, 1994. As a result of the acquisition, the plan ceased to operate as an employee stock ownership plan and effective January 1, 1996 the Seabee Corporation Employee Stock Ownership Plan was amended and restated to become a 401(k) profit-sharing plan and its name was changed to The Seabee Corporation Pension and Retirement Savings Plan.


Note 7:       Reconciliation of Financial Statements to Form 5500


                                                                                                     December 31,
                                                                                               1995             1994

              Unrealized appreciation (depreciation) of
               assets per financial statements                                                  ---        $ 234,802

              Over accrual of withheld taxes on Form 5500 at
               December 31, 1993                                                                ---            1,900
                                                                                                           ---------

              Unrealized appreciation (depreciation) of
               assets per Form 5500                                                             ---        $ 236,702
                                                                                                           =========




                                     A11

                         SEABEE CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN
                                HAMPTON, IOWA

                        Notes to Financial Statements




Note 7:       Reconciliation of Financial Statements to Form 5500 (continued)


                                                                                                 December 31,
                                                                                            1995             1994

              Net assets available for plan benefits per
               financial statements                                                      $4,062,185       $2,492,401

              Benefits payable per Form 5500                                               (385,147)        (100,391)

              Understatement of interest earned on
               Form 5500                                                                       (242)             ---

              Understatement of administrative expense
               on Form 5500                                                                       6              ---

              Rounding                                                                          ---                1
                                                                                         ----------       ----------

              Net assets at end of year per Form 5500                                    $3,676,802       $2,392,011
                                                                                         ==========       ==========



Note 8:       Reissue of December 31, 1995 and 1994 Financial Statements

              On June 19, 1997 the financial statements were reissued to reflect the removal of amounts allocated to the accounts of participates who have elected to withdraw from the plan. Net assets available for plan benefits at January 1, 1994 was increased by $366,481, which is the amount of benefits shown as payable to retired participants at December 31, 1993. The removal of this liability on the statements of net assets available for plan benefits is in conformity with generally accepted accounting principles. Benefits paid to participants were restated to show cash payments made of $76,068 for 1995 and $348,351 for 1994.



                                     A12